

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Jess A. Jankowski
President and Chief Executive Officer
Nanophase Technologies Corporation
1319 Marquette Drive
Romeoville, Illinois 60446

> **Re: Nanophase Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed November 21, 2023**
> **File No. 333-275696**

Dear Jess A. Jankowski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Blake T. Johnson, Esq.